FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending May 2011

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

--

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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 GlaxoSmithKline plc - Result of AGM

GlaxoSmithKline plc (GSK) announces that at its Annual General Meeting today, all resolutions, including those electing and re-electing Board members, were passed by shareholders.

GlaxoSmithKline Annual General Meeting Poll Results

The following table shows the votes cast for each resolution:

Resolution		Total votes for*	%	Total votes against	%	Total votes cast	Votes withheld**
1	Adoption of Financial Statements	3,849,724,841	99.90	3,972,004	0.10	3,853,696,845	4,824,826
2	Approval of the Remuneration Report	3,506,794,850	92.88	268,917,463	7.12	3,775,712,313	82,829,542
3	Election of Simon Dingemans	3,848,384,170	99.88	4,592,054	0.12	3,852,976,224	5,550,786
4	Election of Ms Stacey Cartwright	3,841,823,906	99.71	11,062,363	0.29	3,852,886,269	5,643,742
5	Election of Ms Judy Lewent	3,843,559,263	99.75	9,499,395	0.25	3,853,058,658	5,471,278
6	Re-election of Sir Christopher Gent	3,736,569,130	96.97	116,649,598	3.03	3,853,218,728	5,314,008
7	Re-election of Andrew Witty	3,848,715,490	99.88	4,521,805	0.12	3,853,237,295	5,293,227
8	Re-election of Professor Sir Roy Anderson	3,849,621,453	99.91	3,645,550	0.09	3,853,267,003	5,262,933
9	Re-election of Dr Stephanie Burns	3,845,994,787	99.81	7,252,653	0.19	3,853,247,440	5,282,496
10	Re-election of Larry Culp	3,679,273,731	95.49	173,856,451	4.51	3,853,130,182	5,398,951
11	Re-election of Sir Crispin Davis	3,845,288,843	99.80	7,870,747	0.20	3,853,159,590	5,370,346
12	Re-election of Sir Deryck Maughan	3,618,533,477	93.91	234,597,016	6.09	3,853,130,493	5,409,443
13	Re-election of James Murdoch	3,749,042,808	97.30	103,982,301	2.70	3,853,025,109	5,504,826
14	Re-election of Dr Daniel Podolsky	3,849,525,259	99.91	3,602,607	0.09	3,853,127,866	5,402,070
15	Re-election of Dr Moncef Slaoui	3,848,000,866	99.87	5,004,470	0.13	3,853,005,336	5,225,725
16	Re-election of Tom de Swaan	3,767,791,974	97.78	85,429,903	2.22	3,853,221,877	5,318,058
17	Re-election of Sir Robert Wilson	3,849,258,200	99.90	4,000,688	0.10	3,853,258,888	5,270,983
18	Re-appointment of Auditors	3,772,864,832	99.32	25,647,503	0.68	3,798,512,335	60,025,660
19	Remuneration of Auditors	3,819,410,091	99.67	12,638,825	0.33	3,832,048,916	26,477,992
20	To authorise the company to make donations to political organisations and incur political expenditure	3,758,221,639	97.62	91,644,592	2.38	3,849,866,231	8,636,488
21	Authority to allot shares	3,781,033,581	98.16	70,843,798	1.84	3,851,877,379	6,624,572
22	Disapplication of pre-emption rights***	3,811,196,075	99.00	38,468,694	1.00	3,849,664,769	8,832,253
23	Authority for the Company to purchase its own shares***	3,786,160,872	98.25	67,324,020	1.75	3,853,484,892	5,049,760
24	Exemption from statement of senior statutory auditor's name	3,829,887,610	99.49	19,439,945	0.51	3,849,327,555	9,159,773
25	Reduced notice of a general meeting other than an AGM***	3,549,744,749	92.16	301,776,965	7.84	3,851,521,714	7,016,010

Notes:
  *          Includes discretionary votes.

** A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes "For" or "Against" a resolution.

  ***      Indicates Special Resolutions requiring a 75% majority.

The following table provides further relevant information:

	GlaxoSmithKline's Eleventh AGM (2011)	GlaxoSmithKline's Tenth AGM (2010)
Issued share capital (excluding Treasury Shares)	5,163,907,153	5,192,489,588
Total votes cast and votes withheld lodged as a % of GSK's issued share capital (excluding Treasury Shares)	74.72%	70.24%
Total shareholder population	155,990	164,450
Total number of proxies lodged	9,886	11,148
% of shareholders who lodged proxies	6.34%	6.78%
Number of shareholders, corporate representatives and proxies who attended the AGM	364	325

V A Whyte
Company Secretary
5 May 2011

These results will shortly be available on the Company's website www.gsk.com.

Enquiries:

GlaxoSmithKline Enquiries:
UK Media enquiries:	David Mawdsley	(020) 8047 5502
	Claire Brough	(020) 8047 5502
	Stephen Rea	(020) 8047 5502
	Alexandra Harrison	(020) 8047 5502
	David Daley	(020) 8047 5502

US Media enquiries:	Nancy Pekarek	(919) 483 2839
	Mary Anne Rhyne	(919) 483 2839
	Kevin Colgan	(919) 483 2839
	Jennifer Armstrong	(919) 483 2839

European Analyst/Investor enquiries:	Sally Ferguson	(020) 8047 5543
	Gary Davies	(020) 8047 5503
	Ziba Shamsi	(020) 8047 3289

US Analyst/ Investor enquiries:	Tom Curry	(215) 751 5419
	Jeff McLaughlin	(215) 751 4890

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: May 5, 2011

By: VICTORIA WHYTE
------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc